SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated July 25, 2003

                           Commission File No. 1-14110

                                ---------------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)
                                 ---------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: Additional information as filed with the French Commission de operations de bourse on July 22, 2003, in connection with its Document de Reference (French Annual Report).

On July 22, 2003, Pechiney filed the following additional information with the French Commission des operations de bourse in connection with its Document de Reference (i.e., French Annual Report) for the year ended December 31, 2002:

Additional information concerning the business of the Group (Risk Factors - Other Risks - Insurance) (Page 61 of the Document de Reference)

Insurance for damage at our industrial facilities and resulting economic losses takes the form of "all risks excluding" coverage. The overall maximum coverage is greater than the maximum possible claim identified for the Group, taking into account the interdependency which exists between the Group's industrial facilities, i.e., (euro) 400 million per claim. Like all insurance policies, the coverage is subject to certain exclusions or standard limitations, in particular regarding certain damages due to natural causes or pollution. With regard to civil and product liability coverage (including aeronautics and aerospace products), the maximum coverage is above (euro) 150 million.

For reasons related to the market and cost of insurance, the coverage is subject to exclusions or sub-limitations, which are standard among comparable companies, such as damage due to gradual pollution or performance defects. These sub-limitations may vary according to geographic location.

For reasons pertaining to the complexity of the contractual structure, confidentiality and the Group's exposure, it is not possible to disclose a more detailed breakdown of the costs and the level of coverage of each of the risks to which the Group is exposed.

The tightening of conditions in the insurance market has caused the Group to take on certain restrictions on coverage as of 2003.

Pechiney purchases the vast majority of its insurance policies for its global activities on a centralized basis. In 2002, the cost of these insurance policies amounted to (euro) 36 million. This amount does not include the cost of life or medical insurance for employees of the Group, since these types of insurance are purchased on a country-by-country basis in light of local practices.

Additional information relating to the consolidated financial statements (Note 20 - Commitments and Contingent Liabilities - Guarantees Provided in the Usual Course of Business) (Page 175 of the Document de Reference)

The following table shows, as of December 31, 2002, the Group's loans and lines of credit for a term exceeding one year, drawn or partially drawn, which are subject to early redemption requirements if the Group fails to maintain certain levels of consolidated net worth or exceeds certain indebtedness ratios:

------------------ -------------- ----------- ------------------ --------------- --------------------- -----------
                       Rate        Maturity        Maximum        Amount Drawn     Consolidated Net       Debt
                                              Principal Amount        Down        Worth Requirement      Ratio
                                                                  ((euro)millions)
------------------ -------------- ----------- ------------------ --------------- --------------------- -----------
Pechiney

Private Placement     EURIBOR        2008     (euro) 183 million      183         >(euro)2,500 million     < 140 %

Pechiney Pacific

Line of credit        LIBOR          2004      US$ 185 million        176         >(euro)1,982 million(1)     -

Line of credit        LIBOR          2006      US$ 110 million         74         >(euro)2,500 million        -

------------------ -------------- ----------- ------------------ --------------- --------------------- -----------
___________________
         (1) 13 billion French francs

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2003                             PECHINEY


                                                By:      /s/ OLIVIER MALLET

                                                Name: Olivier MALLET
                                                Title:  Chief Financial Officer